Diginex Limited

Smart-Space Fintech 2, Room 3

Unit 401-404 Core C, Cyberport, Telegraph Bay

Hong Kong

April 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Edwin Kim
Matthew Crispino

Re:	Diginex Ltd
Draft Registration Statement on Form F-1
Submitted February 12, 2024
CIK No. 0002010499

Dear Mr. Kim and Mr. Crispino:

Diginex Limited (the “Company”), is hereby responding to the letter, dated March 11, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the DRS on Form F-1 (“Amended DRS”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the DRS to address the comments, by providing an explanation if the Company has not so revised the DRS, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the DRS where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended DRS. The changes reflected in the DRS include those made in response to the Staff’s comments as well as other updates.

Division of Corporation Finance

Office of Technology

April 1, 2024

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a Cayman Islands holding company with operations conducted by your Hong Kong, USA, and UK subsidiaries.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment on the prospectus cover page of the Amended DRS.

2.	Throughout your prospectus, you reference that you will apply for listing of your ordinary shares on the NASDAQ. Please clarify whether the close of your initial public offering is contingent upon acceptance and listing by NASDAQ. If the IPO may close without listing on the NASDAQ, please clarify whether your public shares will be quoted on the over- the-counter markets.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the initial public offering is contingent upon acceptance and listing by Nasdaq, the New York Stock Exchange or some other national securities exchange. Please see the revised discloses on the prospectus cover page of the Amended DRS.

Frequently Used Terms, page iii

3.	We note from your disclosure on page iii that you exclude Hong Kong and Macau from your definition of “PRC” or “China. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: The Company respectfully acknowledges the Staff’s comment and states that we have removed the exclusion of Hong Kong and Macau from the definition of the PRC, but have noted that Hong Kong is a Special Administrative Region of the PRC and operates under different laws, however we acknowledge that all legal and operational risks associated with having operations in the PRC may also apply to Hong Kong. We refer the Staff to the disclosures on prospectus cover page and page iii of the Amended DRS.

Division of Corporation Finance

Office of Technology

April 1, 2024

4.	Please clarify if Diginex Services and Diginex USA are direct subsidiaries of Digital Ltd. or DSL.

Response: The Company respectfully acknowledges the Staff’s comment and states that Diginex Services and Diginex USA are direct subsidiaries of DSL. We refer the Staff to page iii of the Amended DRS.

Summary, page 1

5.	Please clarify where your principal executive offices are located and where your executive officers, and those of DSL, are primarily located. We note throughout your prospectus, you reference DSL’s principal executive offices as being in Hong Kong, but on page 68 you refer to your “Executive Office” being in Monaco. We also note that your corporate address appears to be a co-working shared space facility in Hong Kong. If true, please clarify on page 68.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 1 of the Amended DRS.

6.	Your Summary primarily focuses on your Current Business Lines and Summary of Risk Factors. Please provide a description of the major terms of your offering, such as in an Offering Summary, that includes the number of shares being issues, total shares outstanding, offering price range, identity of the underwriter, use of proceeds, underwriting, and other key highlights of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has added certain disclosure at page 8 of the Amended DRS. Please be advised that certain terms of the offering will be updated at a later date when finalized.

7.	We note that the Restructuring includes the exchange of convertible notes, options, convertible preferred stocks, and warrants from DSL securities into Diginex Ltd. securities. Please clarify the number of ordinary shares that these securities convert into Diginex Ltd. shares. Also, clarify whether any of these securities will be automatically converted into ordinary shares upon the close of the IPO. If so, please advise us whether any of the sales or securityholders agreement should be filed as an exhibit under Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 3 of the Amended DRS. The Company will file material agreements relating to the Restructuring as exhibits to the registration statement in due course, once those agreements are finalized.

Division of Corporation Finance

Office of Technology

April 1, 2024

8.	In addition to the securities issued in the Restructuring, you indicate on page 75 that Rhino Ventures may enter into an $8 million share subscription agreement for 5,086 ordinary shares and 10,172 warrants. Please disclose this pending transaction in the prospectus summary and update the staff if it will close prior to the IPO.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at prospectus cover page, the prospectus summary and page 78 of the Amended DRS. Note that this transaction will be completed prior to the date of the Company’s initial public offering.

Management’s Discussion and Analysis

B. Liquidity and Capital Resources, page 38

9.	Please disclose whether Rhino Venture Limited is unconditionally committed to fully fund your business and whether such funding will be a permanent investment. If not, disclose when and how such funding may be repaid to Rhino Venture Limited. Disclose the material terms, conditions, limitations of the Rhino Venture Limited funding agreement. Also, address the adequacy of the financial resources available to Rhino Venture Limited to enable it to fulfill its funding commitments.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 40 of the Amended DRS.

10.	As applicable, disclose the details of any funding guarantees exchanged between Miles Pelham, Rhino Ventures Limited and the registrant in accordance with paragraph 18(b)(ii) of IAS 24.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff’s to pages F-17 (note 16.3) and F-50 (note 15.3) of the Amended DRS.

Significant Accounting Policies, Judgments and Estimates

Research and development expenditure, page 46

11.	Please tell us why DSL was unable to reliably measure and thus recognize and report research and development expenditures. In this regard, tell us your consideration of whether DSL maintained adequate systems and controls for the preparation of financial statements in conformity with International Financial Reporting Standards.

Response: The Company respectfully acknowledges the Staff’s comment and provides the Staff the following response.

Division of Corporation Finance

Office of Technology

April 1, 2024

During the years ended 31 March 2023 and 2022, no research and development (“R&D”) expenditure was capitalized. It should be noted that DSL has two internally developed products, namely diginexESG launched in April 2021 and diginexLUMEN launched in April 2022. DiginexESG and diginexLUMEN are collectively referred to as licensed products in our financial statements. Prior to respective public launch for client commercial use, all research and development expenditure were expensed off in statement of profit or loss since DSL could not clearly identify the costs directly associated with the development phase of respective internally developed software projects (the “Software Project”). Post-launch dates, R&D costs are continuously incurred for respective product enhancements and are fully expensed off appropriately.

Cost incurred for the Software Project prior to the respective start of client commercial use mainly comprised of costs of employee benefits of the Company’s R&D team and IT outsourcing fees. IT outsourcing fees are charges for a component of maintenance, research and development work outsourced to an external IT company (the “Outsourced Team”).

The Outsourced Team performed and continue to perform multiple tasks as instructed by DSL and the costs are controlled accordingly. The Outsourced Team would submit a monthly invoice and a breakdown of monthly cost by each individual engaged, which was verified and approved as accurate by the DSL CTO prior to payment which provided internal controls around cost management. In respect of the R&D Team’s costs of employee benefits, given the Company was focusing on research and developing software in its early years, a timesheet system was not implemented to record and track the time worked by R&D Team. Given such, there is no granular split of time spent between research phase and development phase of the Software Projects to allow for an accurate distinguishment of research costs and development costs by DSL. There are internal controls in place to ensure that payroll costs are duly prepared, reconciled and approved, with segregation of duties, prior to payment which provides for R&D costs to be appropriately captured in the statement of profit or loss.

The Company is able to reliably measure and recognize R&D expenditure as a whole and with the internal controls in place around cost management provide that research and development costs are appropriately captured in the statement of profit or loss. Since the Company did not distinguish the research phase from the development phase of the Software Projects to create diginexESG and diginexLUMEN the Company appropriately treated the expenditure on the Software Projects as if they were incurred in the research phase only in accordance with IAS 38.53. Following IAS 38.54, no intangible asset arising from the research phase of those projects shall be recognized and expenditure on the research phase of the Software Projects should be recognized as an expense when it is incurred.

12.	Please ask your independent auditors to provide us with explanation of their consideration of your inability to reliably measure research and development expenditures in their determination that the financial statements for the years ended March 31, 2023 and 2022 present fairly, in all material respects, the results of its operations of Diginex Solutions (HK) Limited in accordance with International Financial Reporting Standards.

Division of Corporation Finance

Office of Technology

April 1, 2024

Response: The Company respectfully acknowledges the Staff’s comment and provides the following response from the Company’s auditors.

During our audit of the Company’s consolidated financial statements as of March 31, 2023 and 2022 and for the years then ended, we discussed the Company’s accounting policy regarding the capitalization of internally developed software with the Paul Ewing, Chief Financial Officer, Mr. Ewing informed us the Company applied International Accounting Standards 38, Intangible Assets (“IAS 38”), when evaluating the accounting for costs incurred relating to research and development of internally developed software. Mr. Ewing informed us the Company considered whether costs incurred in connection with the research and development of the internally developed software met the requirements for capitalization based on IAS 38 paragraphs 52-67 to the internally generated intangible assets and, based on the Company review concluded that the Company could not reliably identify and measure the expenditure attributable to the intangible asset during its development phase based on the following:

1.	The Company’s inability to distinguish the research phase from the development phase of the internal project to create its internally developed software. In accordance with paragraph 53 of IAS 38, if the Company cannot distinguish the research phase from the development phase, the Company treats the expenditure on the internal project as if it were incurred in the research phase only and, therefore, shall be recognized as an expense when it is incurred.

2.	The Company did not track the internal and external costs incurred in such detail whereby the Company would be able to identify the costs associated with the development phase of the internally prepared software. Specifically, the Company did not create and retain detailed timesheets or other analysis that identified and tracked costs incurred during the research and development phases. In addition, the Company did not obtain from its vendor that assisted in the research and development of the internally prepared software reports or invoices that specifically identified the costs incurred for the research and development phases.

We discussed the Company’s analysis of costs incurred relating to the Company’s research and development of internally developed software with Mr. Miles Pelham, Chairman of the Board of Directors, and he confirmed the facts presented to us by Mr. Ewing relating to the Company’s analysis of the research and development costs incurred in connection with the internally developed software were accurate. Based on the audit procedures performed throughout our audit for the periods noted above, we did not identify any evidence to the contrary. We were provided a Company prepared memorandum that discussed the Company’s analysis of costs incurred in connection with research and development of internally developed software, which concluded such costs were appropriately expensed in accordance with IAS 38. We concurred.

Division of Corporation Finance

Office of Technology

April 1, 2024

Preferred shares/ convertible loan notes/redeemable ordinary shares, page 52

13.	Tell us and clarify whether DSL has issued redeemable ordinary shares and, if so, how they have been accounted for and presented in the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 54 of the Amended DRS.

Business History, page 58

14.	Please expand your history section to clarify the founding of DSL and its ESG software related business and its ties to Mr. Pelham and Eqonex Limited. Further, clarify your current management’s relationship with Eqonex and its affiliates, Diginex HK (i.e. Diginex Limited incorporated in Hong Kong), and Digital Solutions Limited.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 60 of the Amended DRS.

15.	You indicate that Rhino Ventures Ltd. purchased DSL for $6 million in a related party transaction. Please clarify how Rhino Ventures and Mr. Pelham were related parties in 2020. Further, please clarify the amount of debt that was offset of the $6 million purchase price and the amount of funding that Diginex funded under the agreement. Please also clarify if Mr. Pelham is still affiliated with Eqonex Ltd.

Response: The Company respectfully acknowledges the Staff’s comment and the Company states that Mr. Pelham is the sole shareholder of Rhino Ventures Limited. In 2020, Mr. Pelham was also the sole shareholder of Pelham Limited and Pelham limited was the primary funder of Diginex Limited, a Hong Kong entity, which sold DSL to Rhino Ventures. Mr Pelham is no longer affiliated with Eqonex Limited.

The $6m was offset against a shareholder loan balance of $10.5 million and the funding amounted to $1.0 million.

The Company refers the Staff’s to page 60 of the Amended DRS.

16.	We note that DSL received the trademarks for “Diginex” as part of the sale of DSL. Please clarify whether the sales agreement for DSL includes the trademarks, and as a result, if it would be a material agreement under Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the sales agreement for DSL did include the trademarks and has included the agreement as Exhibit 10.1 to the Amended DRS.

Division of Corporation Finance

Office of Technology

April 1, 2024

17.	On page 3, you indicate that Eqonex and its cryptocurrency business went insolvent in 2022. Please clarify if the Diginex Ltd. business sold to Rhino Ventures was related to Eqonex’s cryptocurrency business. Further, clarify the status of any liquidation or bankruptcy proceeding and whether DSL or Rhino Venture’s assets may be at risk due to such proceedings.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 60 of the Amended DRS.

Industry Background, page 58

18.	Please provide the source for your industry statistics and projections for carbon management software and supply chain sustainability software markets, as disclosed in the first two bullet points on page 62.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 64 of the Amended DRS.

Our Business Lines, page 65

19.	On page 1, you reference “machine learning” and block-chain technologies in your platforms, including DiginexESG. Please provide a description of what you mean by machine learning and block-chain technologies and clarify how they are used in your platforms.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 67 of the Amended DRS.

20.	On page 65, you indicate that you continue to add features to your platforms. Please clarify how and who performs this development work and your research and development activities. You reference outsourced IT contractors from Vietnam on page 1. Please clarify the extent that you outsource development of your platforms.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the majority of the Company’s software engineers and quality assurance analysis are outsourced and has addressed the Staff’s comment at page 67 of the Amended DRS.

21.	You note that your platform can be integrated into channel partner systems and your products can be resold by such partners. Please clarify whether you derive a material amount of revenue from your channel partners, such as HSBC, and if so, please describe those agreements. Further, please indicate the number of your employees that serve primarily a sales and marketing function.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 67 of the Amended DRS.

Division of Corporation Finance

Office of Technology

April 1, 2024

22.	We note that your business description lists DiginexESG, DiginexClimate, DiginexLumen, DiginexAdvisory, and Diginex Managed Services as your lines of business. Please clarify whether any of these lines of business generates material amounts of revenues and customers or if your revenues or customers are concentrated in any particular line of business.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 67 of the Amended DRS. The Company notifies the Staff that Diginex Managed Services is a new business line being launched and it is DiginexPartners that is currently revenue generating.

23.	Please clarify the geographic distribution of your customers and revenues. If they are primarily concentrated in a few locations, please indicate so.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 67 of the Amended DRS.

Management, page 68

24.	You provide a listing of your management for Diginex Ltd. and DSL separately as of February 1, 2024, but we note that Messrs. Blink and Ewing will be both executive officers and directors after the IPO. Please clarify the management of Diginex Ltd. after the Restructuring and at the close of the IPO, including all the board members of the public company. For example, it is not clear what roles Messers. Pelham, Wallon and Tillemann will have after the IPO. If new directors will be nominated for Diginex Ltd., please include the appropriate consents under Rule 436 of Regulation C.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at pages 71 and 72 of the Amended DRS.

25.	Please identify the specific entities referenced in your management biographies, such as the entity for which Mr. Pelham is the “chairman of a sustainable forestry, reforestation and carbon offset company,” and the start-up Mr. Blink was affiliated with prior to his employment with GLG.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 71 of the Amended DRS.

Division of Corporation Finance

Office of Technology

April 1, 2024

26.	We note the management biography of Mr. Pelham does not indicate any current role with Rhino Ventures Limited. Please clarify whether Rhino Ventures Limited has operations other than holding shares of Diginex Ltd., and if it has any conflicts of interests or competing business interests with Diginex Ltd. Similarly, please provide similar disclosure for Pelham Ltd.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 71 of the Amended DRS.

27.	Please clarify whether you have included all your senior management, including any employees that you are substantially dependent upon. Please refer to Item 6A of Form 20-F. We note, for example, that DSL lists four members of its management team, including a Chief Operating Officer, Chief Technology Officer, and Chief Corporate Affairs Officer on its website.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 71 of the Amended DRS.

28.	You reference the term “non-executive director” with respect to Messrs. Wallon and Tilleman. Please clarify whether your chairman for both Diginex Ltd. and DSL, Mr. Pelham, is an executive director or non-executive director. Also, please clarify whether the $125,000 paid to Mr. Pelham through a management services agreement referenced on page 96 is included in the total executive officer compensation of $550,000 for fiscal year 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at pages 71 and 72 of the Amended DRS.

Foreign Private Issuer Status, page 73

29.	You reference that you are exempt from certain NASDAQ corporate governance requirements as a foreign private issuer. Please identify the NASDAQ corporate governance requirements you are exempt from and clarify whether you will avail yourself of these exemptions. Further, clarify whether you will be a controlled company after the IPO and whether you will avail yourself of similar exemptions from the NASDAQ corporate governance requirements for controlled companies.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment in the prospectus summary and at pages 26, 76 and 81 of the Amended DRS.

Division of Corporation Finance

Office of Technology

April 1, 2024

Description of Securities, page 74

30.	You disclose that the Companies Act does not obligate you to hold an annual general meeting on page 78. Please clarify whether your Articles and NASDAQ rules require an annual director election. If director elections are discretionary under both your Articles and NASDAQ rules, please clarify this in the prospectus summary and risk factors section.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at pages 76, 81 and 82 of the Amended DRS.

31.	On pages 85 and 92, you reference that interested director transactions and shareholder proposal rights are governed by your memorandum and articles of association. Please briefly describe the terms of such provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at pages 84, 88 and 95 of the Amended DRS.

Principal Securityholders, page 95

32.	Please disclose the natural person(s) that hold investment and/or voting power over the ordinary shares beneficially owned by HBM IV, Inc. and Nalimz Holding Limited.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 98 of the Amended DRS.

Lock-Up Agreements, page 103

33.	Please describe the “certain exceptions” to the lock-up agreement. Further, please clarify whether the lock-up agreement covers greater than 1% principal shareholders or the 5% referenced on page 95.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment at page 98 and 106 of the Amended DRS. Note to the Staff that reference to ‘certain exceptions’ with ‘without the prior consent of the Underwriter’. The percentage has also been amended from 1% to 2%.

Financial Statements

3 Significant Accounting Policies

Financial liabilities and equity

Financial liabilities at FVTPL, page F-41

34.	Tell us the extent to which Hong Kong Financial Reporting Standards (HKFRS) are relied upon in your International Financial Reporting Standards (IFRS) based financial statements. Please explain how and why HKFRS 9 is applied and whether it had a material effect on your financial reporting. Tell us your consideration of whether any such applications of Hong Kong reporting standards are inconsistent with IFRS accounting guidance issued by the IASB.

Response: The Company respectfully acknowledges the Staff’s comment and the Company notes that it applied IFRS 9, rather than HKFRS 9, and refers the Staff to the updated disclosure at page F-41 of the Amended DRS.

Division of Corporation Finance

Office of Technology

April 1, 2024

16. PREFERRED SHARES, page F-51

35.	Clarify the rights, preferences and restrictions of the Series A Preferred Shares in accordance with paragraph 79 of IAS 1. Specify such conversion prices under which Series A Preferred Shares may be converted ordinary shares of DSL.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following information.

As effective from 3 March 2014, the Companies Ordinance (Cap. 622) (the “CO”) adopts a mandatory system of no-par for all Hong Kong incorporated companies having a share capital and retires the concept of par value for all shares. Following the migration to no par under the CO, the concept of authorized capital has also been abolished. Therefore, the number of authorized Series A Preferred Share is not applicable to the Company and the Series A Preferred Share has no par value. 3,000 Series A Preferred Shares are issued at a value of US$2,000 per share and are fully paid, with the Proceeds from issuance of Series A Preferred Shares reflected in the consolidated statement of cash flows for the year ended 31 March 2022.

The Company plan to expand the disclosure in note 16 to the financial statements on page F-51 as set forth below for the Staff’s consideration:

16 preferred shares

In July 2021, the Company allotted 3,000 Series A Preferred Shares to a new shareholder for a consideration of $6,000,000.

Each Preferred Share carries a number of votes equal to that of the ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters. The holders of Series A Preferred Shares and ordinary shares shall vote together as a single class unless it is required by applicable law or the Company’s Article of Association that Series A Preferred Shares to vote separately as a class.

Division of Corporation Finance

Office of Technology

April 1, 2024

Conversion right

Each Preferred Share shall automatically be converted into ordinary shares, at the conversion price (i) immediately upon the closing of a qualified initial public offering or (ii) upon the prior written approval of the holders of majority of Series A Preferred Shares (voting together as a single class).

Unless converted earlier pursuant to above,, each holder of Series A Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Series A Preferred Shares into ordinary shares at any time.

In respective of the conversion price, the conversion rate for Series A Preferred Shares shall be determined by dividing the issue price (US$2,000) per share at the time of its issuance (the “Issue Price”) by the conversion price then in effect at the date of the conversion. The initial conversion price will be the Issue Price on first Series A Preferred Share was issued (i.e., a 1-to-1 initial conversion ratio), and such initial conversion price will be subject to adjustments to reflect stock dividends, stock splits and future capital raises at a price per share lower than the conversion price in effect on the date of and immediately prior to such issuance (the “Applicable Conversion Price”). Upon future capital raises at a price per share lower than the Applicable Conversion Price, anti-dilution adjustment will be applied to reduce the Applicable Conversion Price concurrently.

Dividend right and protection provision

Each holder of Series A Preferred Shares shall be entitled to receive dividends, prior and in preference to any declaration or payment of any dividend on the ordinary shares or any other class or series of shares issued by the Company, at the rate of four percent per annum of the applicable issue price of the Series A Preferred Shares, on a non-cumulative basis, for each Series A Preferred Share held by such holder. As part of the protective provision, certain reserved matters of the Company and its subsidiaries shall require the prior written approval of the holders of a majority of Series A Preferred Shares as provided in the Articles of Association of the Company (the “Articles”).

Redemption right

The preferred shares are redeemable at the request of the holders at earlier of (i) a qualified initial public offering has not been consummated on or before the fifth anniversary of the date on which the first Series A Preferred Share was issued; or (ii) a redemption right has been triggered by a materially breach of certain transaction documents by the Company; or (iii) the Company materially fails to comply with applicable laws and regulations. The redemption price (the “Redemption Price”) for each Series A Preferred Share shall be equal to the higher of (i) 100% of the applicable Issue Price for such Series A Preferred Shares and plus all declared but unpaid dividend, or (ii) the then fair market value of such Preferred Share.

Division of Corporation Finance

Office of Technology

April 1, 2024

Liquidation preference

The Series A Preferred Shares also provided with liquidation preference to its holders in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or the consummation of a liquidation event as provided in the Articles to recover one hundred percent (100%) of the corresponding Issue Price per Share (such price may be adjusted as necessary) plus all accrued or declared but unpaid dividends.

As at 31 March 2023, DSL has issued 3,000 preferred shares (31 March 2022: 3,000) and the carrying amount of preferred shares is $13,460,000 (2022: $11,619,000) with fair value loss of $1,841,000 recognized during the year ended 31 March 2023 (2022: $5,619,000). For details of fair value measurement, please refer to note 24.5 to the consolidated financial statements.

24.5.2 Valuation techniques used to determine fair values, page F-59

36.	Tell us your consideration, in accordance with paragraph 92 of IFRS 13, of whether the disclosures provided here are sufficient to meet the objective of paragraph 91 of IFRS 13. Tell us the material judgments and assumptions made; and explain for us how you applied discounted cash flows and an equity allocation model in your determination of the fair value of the Series A Preferred Shares.

Response: The Company respectfully acknowledges the Staff’s comment and states the following:

With reference to paragraph 92 of IFRS 13, we have considered the following in our current disclosure “Valuation techniques used to determine fair values” on page F-59:

Disclosure items as required under paragraph 93 of IFRS 13 is sufficiently disclosed, including:

●	the respective details of recurring fair value measurement of Series A Preferred Shares and convertible loan notes at the end of the reporting period as disclosed in note 26.5.2;

●	the level 3 of the fair value hierarchy of Series A Preferred Shares and convertible loan notes as disclosed in note 26.5.1;

●	No transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy as disclosed in note 26.5.1;

●	the valuation techniques and the inputs used in the fair value measurement as disclosed in note 26.5.2;

●	a reconciliation from the opening balances to the closing balances, disclosing separately changes during the period as disclosed in note 26.5.3;

●	the amount of the total gains or losses for the period included in profit or loss that is attributable to the change in unrealized gains or losses relating to Series A Preferred Shares and convertible loan notes held at the end of the reporting period (i.e. the fair value adjustment) as disclosed in note 26.5.3;

Division of Corporation Finance

Office of Technology

April 1, 2024

●	a description of the valuation processes used by the Company in the Significant Accounting Policies section on F-35; and

●	a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs as disclosed in note 26.5.2.

There is no aggregation undertook in the current disclosure and the valuation techniques of Series A Preferred Shares and convertible loan notes that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are disclosed.

The valuation techniques in use for the Series A Preferred Shares and convertible loan notes are widely used and consistent with the market practices.

The Company has considered the SEC comments and plans to expand the disclosure in note 25.5.2 to the financial statements in relation to the relationship of significant unobservable inputs to fair value and quantify the sensitivity to certain significant unobservable inputs by replacing disclosure in note 25.5.2 as set forth below for the Staff’s consideration:

Preferred shares: An increase in the revenue growth rate used in isolation would result in an increase in the fair value measurement of the preferred shares, and vice versa, while a slight increase in the discount rate used in isolation would result in a decrease in the fair value measurement of the preferred shares, and vice versa. A 1% (2022: 1%) increase in the discount rate holding all other variables constant would decrease the carry amount of the preferred shares by $1.4 million (2022: $1.2 million) while a 1% (2022: 1%) decrease in the discount rate holding all other variables constant would increase the carry amount of the preferred shares by $1.6 million (2022: $1.5 million). A 1% (2022: 1%) increase in the revenue growth rate holding all other variables constant would increase the carry amount of the preferred shares by $1.1 million (2022: $1.1 million) while a 1% (2022: 1%) decrease in the discount rate holding all other variables constant would decrease the carry amount of the preferred shares by $1.1 million (2022: $1.1 million).

Convertible loan note: A 1% increase in the discount rate used in isolation would result in a minimal decrease in the fair value measurement of the convertible loan notes, and vice versa.

Division of Corporation Finance

Office of Technology

April 1, 2024

Material judgments and assumptions

The analysis of discounted cash flow (“DCF”) is based on the projected cash flows using management’s best estimates as of the valuation dates. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the discounted cash flows and an equity allocation model in our determination of the fair value of the Series A Preferred Shares include:

●

Weighted average cost of capital, WACC or the discount rate: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, equity risk premium, company size and other non-systematic risk factors, pre-tax cost of debt, tax rate, and capital structure based on the industry average.

●	Revenue growth rate: The growth rates of our revenues contributed directly to the earnings forecasts and thus the fair value of the shares.

Other assumptions used in deriving the fair value, which are consistently applied in our business plan but not considered material for disclosure purposes, include:

● There will be no major changes in the existing political, legal, fiscal and economic conditions in the countries that the Company is operating;

● There will be no major changes in the current taxation law in the countries that the Company is operating, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

● Exchange rates and interest rates will not differ materially from those presently prevailing;

● The financial projection (the “Projection”) has been prepared on a reasonable basis, reflecting estimates which have been arrived at after due and careful consideration by the Management;

● The availability of finance will not be a constraint on the forecast growth of the Company’s operation in accordance with the Projection;

● The Company will retain and have competent management, key personnel, and technical staff to support its ongoing operation; and

● Industry trends and market conditions for related industries will not deviate significantly from economic forecasts including but not limit to market relative factors adopted in the discount rate.

Application of valuation methodologies

We determined the fair value of Series A Preferred Shares based on estimated equity value of the Group and allocation of it to each element of our capital structure (Series A Preferred Shares and ordinary shares) using equity allocation model. In determining the equity value, we used the income approach (i.e. discounted cash flow, or DCF method) to determine the fair value of the business enterprise value.

Division of Corporation Finance

Office of Technology

April 1, 2024

Then, three scenarios were assumed, namely: (i) liquidation scenario; (ii) redemption scenario; and (iii) mandatory conversion scenario. Under liquidation and redemption scenarios, option pricing method was adopted to allocate the value between Series A Preferred Shares and ordinary shares according to their respective rights. Under mandatory conversion scenario, the equity value was allocated to preferred shares and ordinary shares on an as-if converted basis. After deriving the values of Series A Preferred Shares under each of the scenarios, we then assigned the probabilities of each scenario to arrive at the probability-weighted value of Series A Preferred Shares. We considered the methods we applied are the most appropriate in accordance with the guidelines outlined in the “Practice Aid – Valuation of Privately Held Company Equity Securities Issued as Compensation” issued by the American Institute of Certified Public Accountants (the “AICPA”) in 2013, with the assistance of an independent third-party valuation expert.

37.	Tell us your consideration of the guidance provided by paragraphs 61 and 86 through 90 of IFRS 13 as to whether methodologies employed to value Series A Preferred Shares and convertible debt are appropriate in light of the mandatory redemption and settlement terms of the Series A Preferred Shares.

Response: The Company respectfully acknowledges the Staff’s comment and states the following:

When taking into account the rights, preferences and restrictions of the Series A Preferred Shares ( as detailed in response to comment 35) and with reference to the characteristics of Convertible Loan Notes (“CLNs”) on F-52, we consider, according to IFRS13.61, the valuation techniques applied are appropriate in the valuation of Series A Preferred Shares and CLNs. We also consider that there is sufficient data are available to measure the fair values by maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Unobservable inputs of Series A Preferred Shares and convertible debt under respective redemption scenario

In the valuation of CLNs, we adopted the option-pricing method, in particular, the binomial model (the “Binomial Model”), which is formalized in K. Tsiveriotis and C. Fernandes, “Valuing Convertible Bonds with Credit Risk” Journal of Fixed Income, 8, no. 2 (Sep 1998), 95-102, with reference to John Hull, “Options, Futures and Other Call Options” (8th edition), to derive the fair value of the CLNs as of the valuation dates under two scenarios assumed, 1) the conversion event occurred prior to the maturity of the CLNs; and 2) no conversion event occurred throughout the entire duration of the CLNs (collectively, the “Two Scenarios”). After deriving the values of the CLNs under the Two Scenarios, we then assigned the probability of each scenario that was estimated by the Management to arrive at the probability-weighted fair value of the CLNs. In the first scenario, the value of CLNs is determined on a basis as-if the CLNs are converted to ordinary shares of the Company. In the second scenario, the CLNs are merely attributed to the straight debt portion. Its value under such scenario is derived by discounting the future value of the outstanding principal amount, with the interest from the issue date to the maturity date of the CLNs, to the valuation dates, with discount rate being identified and disclosed as the key unobservable input.

While under the redemption scenarios of Series A Preferred Shares, as mentioned in our response to question 36, option pricing method, namely Black-Scholes model, was adopted to allocate the value between Series A Preferred Shares and ordinary shares according to their respective rights, with unobservable inputs, like risk-free rates (determined based on the daily treasury par yield curve rates with a maturity life equal to the expected time to the redemption event as of respective valuation dates) and expected volatility (determined based on the average annualized standard deviation of the historical stock prices of listed comparable companies for a period with a length commensurate to the expected option life as of the Valuation Dates), being applied in the calculation.

General

38.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff there has been no communications with potential investors with regards to investing into the IPO.

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Division of Corporation Finance

Office of Technology

April 1, 2024

Please call Andrei Sirabionian at (212) 407-4089 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer